FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
50 Main Street
White Plains, New York 10606

October 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Great-West Life & Annuity Insurance Company (“First Great-West”) COLI VUL-2 Series Account (“Registrant”)
Post-Effective Amendment No. 6 to Registration Statement on Form N-6 (“Amendment”)
File Nos. 333-144503; 811-22091

Commissioners:

On  behalf of First Great-West and the above-named Registrant and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendment to Registrant’s registration statement on Form N-6 for a flexible premium variable universal life insurance policy (the “Policy”).  Registrant is filing the Amendment for the purpose of filing a new prospectus in the registration statement for Policies issued after January 1, 2011 (“new prospectus”).

1.           Summary of Changes

To facilitate the Commission staff’s review of the Amendment, following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a):

•	Revision of the Fee Table (on p. 6) to clarify that the expense charge is comprised of two parts (sales load and premium tax);
•	Revision of the Fee Table (on p. 6) to reduce the current expense charge and current sales load;
•	Revision of the Fee Table (on p. 7) to increase current mortality and expense risk fees; and
•	Revision of the prospectus (on p. 29) to disclose an increase in the percentage of account value returned pursuant to the return of expense charge.

2.           New Prospectus

The new prospectus describes the same Policy that is described in the existing prospectus.  After January 1, 2011, the new prospectus will be used to sell the Policy with a lower sales load and slightly higher mortality and expense risk charge.

Registrant is filing the new prospectus in the registration statement pursuant to the staff’s position on when registrants may file multiple prospectuses in a single registration statement.  See 1995 Industry Comment Letter at 2, par. 3.  The 1995 Industry Letter states that “[m]ultiple prospectuses may be contained in a single registration statement when the prospectuses describe contracts that are essentially identical.”  Examples provided in the 1995 Industry Comment Letter include situations where the prospectuses describe the same contract that is sold through different distribution channels and the prospectuses describe both the original and enhanced version of the same contract.

The 1995 Industry Comment letter cites to Investment Company Act Release No. 14575 (June 14, 1985), which at note 20, states: “[c]learly, where different prospectuses are used to sell distinct contracts, the contracts should be registered separately under the 1933 Act.”  Here, the Policy described in the new prospectus is not distinct from the Policy described in the existing prospectus.

Accordingly, including the new prospectus in the registration statement is appropriate because both prospectuses describe the same Policy.  Once the new prospectus becomes effective, the existing prospectus will no longer be used as a selling document.

3.           Request for Selective Review

Registrant respectfully requests selective review of the Amendment pursuant to Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”).  Registrant notes that the Commission staff has encouraged registrants to request selective review of their filings pursuant to the 1984 Release.  1996 Industry Comment Letter at p. 6, par. D.1.   The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, Registrant notes that Policy is same in the existing and new prospectuses and the prospectuses are identical in all material respects except as noted in Part 1 above.  Accordingly, Registrant respectfully submits that to the extent the staff has reviewed the existing prospectus, it is already familiar with the features described in the new prospectus.

4.           Procedural Matters

Other than the changes reflected in the Amendment, Registrant does not anticipate any further material deletions or revisions to the prospectus or statement of additional information   contained in the registration statement.

        Registrant will file a subsequent amendment under Rule 485(b) to reflect responses to Commission staff comments, if any, on the Amendment and to include First Great-West's financial statements.

For the convenience of the Commission staff, we are delivering to Mr. Patrick Scott of the Office of Insurance Products two courtesy copies of the Amendment, one of which is marked to show changes from the existing prospectus for the Policy.

Please direct any question or comment to me at 303-737-3821 or to Ann B. Furman of Jorden Burt LLP at 202-965-8130.

Sincerely yours,

/s/ Julie Collett

Julie Collett
Managing Counsel

cc:	Patrick F. Scott, Esq.
Office of Insurance Products